EXHIBIT 99.82
                                                                   -------------

                               [GRAPHIC OMITTED]
                     [LOGO - ADVANTAGE ENERGY INCOME FUND]

                                  FORM 51-102F4
                           BUSINESS ACQUISITION REPORT


ITEM 1   IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY

         Advantage Energy Income Fund (the "TRUST")

         3100, 150 - 6th Avenue S.W.

         Petro-Canada Centre, West Tower

         Calgary, Alberta  T2P 3Y7

1.2      EXECUTIVE OFFICER

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd. who is knowledgeable of the material change and this report is Peter Hanrahan, Vice-President, Finance and Chief Financial Officer and his business telephone number is (403) 781-8137.


ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

         On September 15, 2004, the Trust indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko Canada Corporation (the "ACQUIRED ASSETS") for total consideration of approximately $186 million before closing adjustments (the "ACQUISITION"). The Acquisition has an effective date of July 1, 2004.

         The Acquired Assets are located in central Alberta, southern Alberta and southeast Saskatchewan and at the date of the acquisition were producing approximately 6,250 boe/d. Production is weighted 49% light oil and NGLs, 40% natural gas and 11% heavy oil (23(degree) API) and approximately 60% of the production is operated with nine properties representing 87% of current production. Approximately 13.9 million boe of proven and probable reserves were assigned to the Acquired Assets by Sproule Associates Limited based on their independent engineering report prepared effective July 1, 2004 in accordance with National Instrument 51-101. In addition to the reserves, the Trust indirectly acquired approximately 80,000 net acres of undeveloped land supported by a licensed copy of approximately 407 square kilometres of 3D seismic data and 1,626 kilometres of 2D seismic data.

         A more detailed description of the nature of the Acquired Assets is contained under the section titled "Information Concerning the Assets" on pages 18 to 28 of the Trust's short form prospectus dated September 3, 2004 (the "PROSPECTUS"), which section from the Prospectus is incorporated by reference in this Report.

2.2      DATE OF ACQUISITION

         September 15, 2004

2.3      CONSIDERATION

         The total  consideration  for the  Acquisition was  approximately  $186 million in cash, before closing adjustments. The Trust financed the Acquisition with a $191 million bought deal financing on September 14, 2004 through a syndicate of underwriters (the "BOUGHT DEAL FINANCING").

         Under the Bought Deal Financing, Advantage issued 3,500,000 subscription receipts at a price of $18.80 per subscription receipt for gross proceeds of $65,800,000, $75 million aggregate principal amount of 7.50% extendible convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% extendible convertible unsecured subordinated debentures.

         A more detailed description of the Bought Deal Financing is contained under the heading "Details of the Offerings" beginning on page 35 of the Prospectus, which is incorporated by reference in this Report.

2.4      EFFECT ON FINANCIAL POSITION

         The Acquisition is consistent with the Trust's strategy of focusing on natural gas and light oil acquisitions that provide significant low risk drilling upside. The Acquisition will be highly accretive to the Trust's current cash flow and production per unit both immediately and on a fully diluted basis and will provide the Trust with numerous low risk development drilling and optimization opportunities. In connection with the successful closing of the Acquisition, the Trust has increased the cash distribution for the month of October, 2004 by 8.7% to $0.25 per trust unit.

         The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust. In addition, the Trust continues to review and evaluate opportunities to dispose of or rationalize its non-core assets where favourable opportunities arise.

         A more detailed description of the effect on the Trust's financial position is contained under the section titled "Effect of the Acquisition on the Trust" on pages 28 to 30 of the Prospectus, which section from the Prospectus is incorporated by reference in this Report.

2.5      PRIOR VALUATIONS

         Not applicable.

2.6      PARTIES TO TRANSACTION

         Not applicable.

2.7      DATE OF REPORT

         September 30, 2004.


ITEM 3   FINANCIAL STATEMENTS

         The unaudited pro forma consolidated financial statements of the Trust are attached as Schedule "A" to this Report. The audited financial information for the year ended December 31, 2003 and the most recent interim comparative financial information for the Acquired Assets are attached as Schedule "B" to this Report.

                                  SCHEDULE "A"
              UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors of Advantage Oil & Gas Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Advantage Energy Income Fund (the "Fund") as at June 30, 2004 and unaudited pro forma consolidated statement of operations for the six months then ended and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Advantage" to the unaudited consolidated financial statements of the Fund as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Fund for the year ended December 31, 2003, as restated and described in the unaudited consolidated financial statements as at June 30, 2004 and for the six months then ended, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Acquired Assets " to the unaudited schedule of revenues and expenses of the Acquired Assets for the six months ended June 30, 2004 and the audited schedule of revenues and expenses of the Acquired Assets for the year ended December 31, 2003.

3. Compared the figures in the columns captioned "MarkWest" to the unaudited financial statements of MarkWest Resources Canada Corp. as at September 30, 2003 and for the nine months then ended and to the unaudited accounting records of MarkWest Resources Canada Corp. for the period from October 1, 2003 to December 2, 2003 and found them to be in agreement.

4.       Made   enquiries   of  certain   officials  of  the  Company  who  have
         responsibility for financial and accounting matters about:

         (a)      The basis for determination of the pro forma adjustments; and

         (b) Whether the pro forma consolidated financial statements comply as to form in all material respects with the securities regulations of various provinces.

         The officials:

         (a) described to us the basis for determination of the pro forma adjustments, and

         (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities regulations of various provinces.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at June 30, 2004 and for the six months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

September 3, 2004

                          ADVANTAGE ENERGY INCOME FUND
                       PROFORMA CONSOLIDATED BALANCE SHEET
                                   (unaudited)
                             (thousands of dollars)

                                                   Advantage         Pro Forma                       Pro Forma
                                                 June 30, 2004      Adjustments                     Consolidated
                                                 -------------      -----------                     ------------

ASSETS

Current assets
     Accounts receivable                        $      35,988     $                               $
                                                                             -                            35,988

Property and equipment                               532,101           183,198     (note 2a)             715,299
Goodwill                                              27,773                 -                            27,773
                                                ------------      ------------                    ---------------
                                                $    595,862      $    183,198                    $       779,060
                                                ============      ============                    ===============

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities   $      41,248     $                               $       41,248
                                                                             -
     Cash distributions payable to Unitholders         9,189                 -                             9,189
     Hedging liability                                10,224                 -                            10,224
     Bank indebtedness                               161,707            (5,910)    (note 2a)             155,797
                                                ------------      ------------                    ---------------
                                                     222,368            (5,910)                          216,458

Capital lease obligation                               1,885                 -                             1,885
Asset retirement obligations                          14,477             6,598     (note 2a)              21,075
Future income taxes                                   68,457                 -                            68,457
                                                ------------      ------------                    ---------------
                                                     307,187               688                           307,875
                                                ------------      ------------                    ---------------

UNITHOLDERS' EQUITY

Unitholders' capital                                 339,279            62,510     (note 2a)             401,789
Convertible debentures                                66,396           125,000     (note 2a)             191,396
Contributed surplus                                    1,036                 -                             1,036
Accumulated income                                    88,044            (5,000)    (note 2a)              83,044
Accumulated cash distributions                      (206,080)                -                          (206,080)
                                                ------------      ------------                    ---------------
                                                     288,675           182,510                           471,185
                                                ------------      ------------                    ---------------
                                                $    595,862      $    183,198                    $       779,060
                                                ============      ============                    ===============

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                          ADVANTAGE ENERGY INCOME FUND
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             (thousands of dollars)
                                   (unaudited)

                                                             Acquired
                                             Advantage        Assets
                                            Six Months      Six Months
                                               Ended          Ended         Pro Forma                     Pro Forma
                                           June 30, 2004  June 30, 2004    Adjustments                  Consolidated
                                           -------------  -------------    -----------                  ------------

REVENUE
   Petroleum and natural gas sales         $   108,017    $    48,640     $         -                    $  156,657
   Royalties, net of Alberta
   Royalty Credit                              (21,130)       (10,997)                                      (32,127)
                                           -----------    -----------     ------------                  -----------
                                                86,887         37,643               -                       124,530
                                           -----------    -----------     ------------                  -----------

EXPENSES
   Operating                                    16,538         13,130               -                        29,668
   General and administrative                    1,634              -               -                         1,634
   Stock-based compensation                      1,036              -               -                         1,036
   Interest                                      2,677              -            (112)     (note 2c)          2,565
   Management fees                               1,055              -             368      (note 2d)          1,423
   Non-cash performance incentive                2,900              -               -                         2,900
   Unrealized hedging loss                      10,224              -               -                        10,224
   Depletion, depreciation and accretion        41,001              -          19,417      (note 2e)         60,418
                                           -----------    -----------     ------------                  -----------
                                                77,065         13,130          19,673                       109,868
                                           -----------    -----------     ------------                  -----------

Income before taxes                              9,822         24,513         (19,673)                       14,662

TAXES
   Future income tax recovery                   (9,542)             -               -                        (9,542)
   Income and capital taxes                        630              -             201      (note 2f)            831
                                           -----------    -----------     ------------                  -----------
                                                (8,912)             -             201                        (8,711)
                                           -----------    -----------     ------------                  -----------

NET INCOME                                 $    18,734    $    24,513     $   (19,874)                  $    23,373
                                           ===========    ===========     ============                  ===========

Net income per trust unit (note 2g)
   Basic                                                                                                $      0.36
   Diluted                                                                                              $      0.36

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                          ADVANTAGE ENERGY INCOME FUND
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             (thousands of dollars)
                                   (unaudited)

                                             MarkWest      MarkWest     Acquired
                               Advantage    Nine Months    October 1     Assets                      Acquired
                              Year ended        Ended         to        Year Ended     MarkWest       Assets
                              December 31   September 30,  December 2,  December 31,   ProForma      ProForma            ProForma
                                 2003           2003          2003         2003       Adjustments   Adjustments        Consolidated
                              -----------   -------------  -----------  ------------  -----------   -----------        ------------
                              (restated)
REVENUE
   Petroleum and natural
   gas sales                  $  166,075     $   37,695    $   8,884    $  104,809     $     -      $     -              $ 317,463
   Royalties, net of
   Alberta Royalty Credit        (28,491)       (11,263)      (2,144)      (24,751)          -            -                (66,649)
                              ----------     ----------    ---------    ----------    --------     --------              ---------
                                 137,584         26,432        6,740        80,058           -            -                250,814
                              ----------     ----------    ---------    ----------    --------     --------              ---------

EXPENSES
   Operating                      25,618          7,641        1,884        25,310           -            -                 60,453
   General and administrative      3,216          1,787          784             -           -            -                  5,787
   Interest                        6,378          1,822            -             -      (3,592)        (284) (note 2c)       4,324
   Management fees                 1,679              -            -             -         355          821  (note 2d)       2,855
   Non-cash performance
   incentive                      19,592              -            -             -           -            -                 19,592
   Depletion, depreciation
   and accretion                  54,027         15,295        5,144                    (1,448)      40,325  (note 2e)     113,343
   Other                               -            151            -             -           -            -                    151
                              ----------     ----------    ---------    ----------    --------     --------              ---------
                                 110,510         26,696        7,812        25,310      (4,685)      40,862                206,505
                              ----------     ----------    ---------    ----------    --------     --------              ---------

Income (loss) before taxes        27,074           (264)      (1,072)       54,748       4,685      (40,862)                44,309

TAXES
Future income tax recovery       (18,203)        (7,143)           -             -           -            -                (25,346)
Income and capital taxes           1,253            431            -             -           -          411  (note 2f)       2,095
                              ----------     ----------    ---------    ----------    --------     --------              ---------
                                 (16,950)        (6,712)           -             -           -          411                (23,251)
                              ----------     ----------    ---------    ----------    --------     --------              ---------

NET INCOME                    $   44,024     $    6,448    $ (1,072)    $   54,748   $   4,685  $(  41,273)              $  67,560
                              ==========     ==========    =========    ==========    ========     ========              =========

Net income per trust unit (note 2g)
   Basic                                                                                                                      1.26
   Diluted                                                                                                                    1.26

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ADVANTAGE ENERGY INCOME FUND

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004 AND YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)

1.       BASIS OF PRESENTATION

         On August 24, 2004 Advantage Oil & Gas Ltd. entered into an agreement to acquire properties from Anadarko Canada Corporation ("Acquired Assets"). The acquisition is expected to close on September 30, 2004.

         On December 2, 2003, Advantage Oil & Gas Ltd. acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97 million.

         The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Advantage Energy Income Fund ("Advantage") in accordance with Canadian generally accepted accounting principles. In the opinion of management the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

         These pro forma consolidated financial statements may not be indicative either of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

         The unaudited pro forma consolidated balance sheet of Advantage has been prepared based on the unaudited consolidated balance sheet of Advantage as at June 30, 2004. The unaudited pro forma consolidated statement of operations for the six-month period ended June 30, 2004 has been prepared from:

            o     The   unaudited   consolidated   statement  of  operations  of
                  Advantage for the six-month period ended June 30, 2004; and

            o The unaudited schedule of revenues and expenses of the Acquired Assets for the six-month period ended June 30, 2004.

         The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 has been prepared from:

            o The audited consolidated statement of operations of Advantage for the year ended December 31, 2003;

            o The audited schedule of revenues and expenses of the Acquired Assets for the year ended December 31, 2003; and

            o The unaudited statement of earnings of MarkWest for the nine-month period ended September 30, 2003;

            o The unaudited accounting information of MarkWest for the period from October 1, 2003 to December 1, 2003.

         Advantage's financial statements for the year ended December 31, 2003 have been restated to reflect a change in accounting policy with respect to asset retirement obligations. This change in accounting policy is more fully described in the unaudited consolidated financial statements of Advantage as at and for the six-month period ended June 30, 2004. The restated amounts are reflected in the pro forma consolidated financial statements.

2.       PRO FORMA TRANSACTIONS AND ASSUMPTIONS

         The pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on June 30, 2004, while the pro forma consolidated statements of operations for the six month period ended June 30, 2004 and the year ended December 31, 2003 gives effect to the following transactions and assumptions as if they had occurred on January 1, 2004 and January 1, 2003 respectively:

         (a) The acquisition of the Acquired Assets by Advantage for cash consideration of $186,000,000 before purchase price adjustments. The acquisition is being accounted for under the purchase method.

                  The acquisition is to be financed through the issuance of $50,000,000 of 7.75% and $75,000,000 of 7.50% extendible convertible unsecured subordinated debentures and the issuance of 3.5 million subscription receipts at a price of $18.80 per unit. Associated underwriters' fees related to convertible debentures of $5,000,000 are included in accumulated income. Excess proceeds over the purchase price of the Acquired Assets will be used to reduce bank debt.

         (b) The operations from the MarkWest acquisition described in note 1 have been included in the statement of operations of Advantage beginning December 2, 2003. As a result, the pro forma statement of operations for the year ended December 31, 2003 has been adjusted to reflect the operations of MarkWest for the period from January 1 to December 1, 2003.

         (c) Interest expense has been calculated by applying applicable bank interest rates for the period to the reduction in bank debt due to the proceeds from the financing exceeding the expected purchase price.

         (d) Management fees have been adjusted to reflect the additional expense associated with the increase in operating income.

         (e) Depletion and depreciation has been determined using the full cost method of accounting based on combined proved reserves, future development costs, production volumes and the costs of acquiring the Acquired Assets and MarkWest. Accretion expense has been adjusted to reflect the additional asset retirement obligation associated with the Acquired Assets and MarkWest.

         (f) Current taxes have been adjusted to reflect changes in large corporation tax. It is assumed that any additional future income tax effect resulting from the pro forma adjustments will be offset by additional deductions to the Trust.

         (g) Pro forma basic per unit amounts are based on the weighted average number of Advantage units outstanding for the period plus the additional units issued pursuant to the prospectus. Pro forma diluted per unit amounts are based on the weighted average number of diluted Advantage units outstanding for the period plus the additional units that would be issued on the conversion of the convertible debentures referenced under 2
                  (a).

                                  SCHEDULE "B"
            SCHEDULE OF REVENUES AND EXPENSES OF THE ACQUIRED ASSETS

                  Schedule of Revenues and Expenses of the


                  ACQUIRED ASSETS


                  For the year ended December 31, 2003

AUDITORS' REPORT


To the Board of Directors of Advantage Oil and Gas Ltd.


At the request of Advantage Energy Income Fund we have audited the schedule of revenues and expenses of the Acquired Assets for the year ended December 31, 2003. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenues and expenses of the Acquired Assets for the year ended December 31, 2003.



(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
August 24, 2004

ADVANTAGE ENERGY INCOME FUND
Schedule of Revenues and Expenses of the Acquired Assets


----------------------------------------------------------------------------------------------
                                            Six-month period
                                             ended June 30,                      Year ended
                                  ------------------------------------         December 31,
                                              2004                2003                 2003
----------------------------------------------------------------------------------------------
                                                   (unaudited)

Revenue                           $     48,639,651      $   57,561,573      $   104,809,129
Royalties                              (10,996,552)        (13,768,361)         (24,751,107)
----------------------------------------------------------------------------------------------
                                        37,643,099          43,793,212           80,058,022

Operating Costs                        (13,129,975)        (12,139,884)         (25,309,551)

----------------------------------------------------------------------------------------------
Operating Income                   $    24,513,124      $   31,653,328      $    54,748,471
----------------------------------------------------------------------------------------------


See accompanying notes to schedule of revenues and expenses.

ADVANTAGE ENERGY INCOME FUND
Notes to Schedule of Revenues and Expenses of the Acquired Assets

Year ended December 31, 2003
(Information for the six months ended June 30, 2004 is unaudited)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION:

         Pursuant to an agreement dated August 24, 2004, Advantage Energy Income Fund ("Advantage"), through its wholly-owned subsidiary, Advantage Oil & Gas Ltd., acquired interests in certain petroleum and natural gas properties ("Acquired Assets") from Anadarko Canada Corporation ("Anadarko").

         The schedule of revenue and expenses for selected properties includes the operations of the acquired properties of Anadarko.

         The schedule of revenue and expenses for the acquired properties includes only revenues, royalties and operating costs applicable to the working interest of Anadarko for the acquired properties.

         The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties as these amounts are based on the consolidated operations of Anadarko of which the selected properties form only a part of.

2.       SIGNIFICANT ACCOUNTING POLICIES:

         (a)   Revenue:

         Revenue from the sale of oil, natural gas liquids and natural gas is recognized at the time the product is produced and sold. Pricing used in the schedule of revenues and expenses is the current market price net of transportation costs.

         (b)   Royalties:

         Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations or the terms of individual royalty agreements.

         (c)   Operating costs:

         Operating costs include amounts incurred to bring the oil and natural gas to the surface, gather, process, treat and store the product in the field.